[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

January 21, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	Morgan Stanley Global Investment Solutions - Optimized Equity Dividend
Strategy, Series 1
Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)
File No. 333-208508

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, the undersigned, Morgan Stanley Global Investment Solutions - Optimized Equity Dividend Strategy, Series 1, and its depositor, sponsor, evaluator and principal underwriter, Morgan Stanley Smith Barney LLC, respectfully request that the Securities and Exchange Commission grant acceleration of the effective date of said Amendment No. 1 so that it may become effective as early as practicable on January 21, 2016.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - OPTIMIZED EQUITY DIVIDEND STRATEGY, SERIES 1

By:	Morgan Stanley Smith Barney LLC

	By:	/s/ SCOTT RICHARDSON
Executive Director

[LETTERHEAD OF MORGAN STANLEY SMITH BARNEY LLC]

January 21, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Re:	Morgan Stanley Global Investment Solutions - Optimized Equity Dividend Strategy, Series 1
Amendment No. 1 to the Registration Statement on Form S-6 (“Amendment No. 1”)
File No. 333-208508

Ladies and Gentlemen:

In connection with the comments of the staff of the Securities and Exchange Commission (the “Commission”) regarding the Trust’s registration statement on Form S-6, initially filed with the Commission on December 11, 2015, as amended by Amendment No. 1 to be filed on even date herewith (collectively, the “Registration Statement”), and in light of the Trust’s request for acceleration of the effective date of the Registration Statement, we acknowledge that:

1.                                      The Trust is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

2.                                      Staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

3.                                      The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS - OPTIMIZED EQUITY DIVIDEND STRATEGY, SERIES 1

By:                            Morgan Stanley Smith Barney LLC, Depositor

By:	/s/ SCOTT RICHARDSON
Executive Director

MEMORANDUM OF CHANGES

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — OPTIMIZED EQUITY DIVIDEND STRATEGY, SERIES 1

The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 1 on January 21, 2016.  An effort has been made to set forth below each of the substantive changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

Front Cover Page. The date of the Prospectus has been inserted and the preliminary prospectus disclosure has been removed.

Investment Concept and Selection Process. The second sentence of this section has been added to indicate that, at the time of selection, at least eighty percent of the Portfolio’s assets consist of dividend paying stocks.  The fifth sentence of this section has been updated to supply a more comprehensive description of the strategy’s constraints on portfolio construction.

Principal Risk Factors. The third paragraph of this section has been updated to provide reference to a later section in the registration statement which provides more detailed industry risk disclosures applicable to the trust’s portfolio. The first sentence of the final paragraph in this section has been updated to include the number of securities that comprise the Portfolio.

The “Fee Table,” “Example,” and “Summary of Essential Information” sections have been completed.

The “Report of Independent Registered Public Accounting Firm” page has been completed.

The “Statement of Financial Condition” page has been finalized.

The “Portfolio” page and notes thereto have been finalized.

Hypothetical Performance Information. The total returns for both the Hypothetical Strategy and the S&P 500 Index have been inserted for the 2015 calendar year

Risk Factors.  The first sentence of the “Additional Securities” subsection has been updated for purposes of achieving consistency with other references discussing the mechanics of unit creation.

Public Sale of Units. The second paragraph of the “Public Offering Price” subsection has been updated to accurately reflect certain references to other sections of the Prospectus.

Taxes. This section has been revised to include various updates.

Back Cover.  The Trust’s Securities Act of 1933 file number has been inserted and the table of contents (“Index”) has been updated.